Sub-Item 77O

Transactions effected pursuant to Rule 10f-3


METROPOLITAN WEST FUNDS: Metropolitan West High Yield
Bond Fund

Pursuant to Rule 10f-3, the following constitutes the required report of securities that were purchased from syndicates in which an affiliated broker-dealer was a participant for the period April 1, 2012 through September 30, 2012 in accordance with the Trust's Rule
10f-3 Procedures.


ISSUER: Chaparral Energy Inc.

Trade Date: 4-18-2012
Part of a private placement of senior unsecured notes due
11/15/2022

Selling Broker: CS First Boston Corp.

Selling Syndicate Affiliate: SG Americas Securities

Amount Purchased:  $11,000,000

Purchase Price: $100.00

% of Issue: 2.75%